                                                                    Exhibit 99.1

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                           UNAUDITED CONDENSED INTERIM
                        CONSOLIDATED FINANCIAL STATEMENTS
                            AS OF SEPTEMBER 30, 2007

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY

                      INDEX TO UNAUDITED CONDENSED INTERIM
                        CONSOLIDATED FINANCIAL STATEMENTS
                            AS OF SEPTEMBER 30, 2007

                                                                Page
                                                                ----

BALANCE SHEETS                                                    1

STATEMENTS OF OPERATIONS                                          2

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                     3

STATEMENTS OF CASH FLOWS                                          4

NOTES TO FINANCIAL STATEMENTS                                   5-22

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
          (dollars in thousands, except share data and per share data)

                                                             AS OF SEPTEMBER 30,     DECEMBER 31,
                                                            ---------------------     --------
                                                              2007         2006         2006
                                                            --------     --------     --------
                                                                 (UNAUDITED)
                                                            ---------------------

A S S E T S

    CURRENT ASSETS
       CASH AND CASH EQUIVALENTS                            $ 42,600     $ 61,746     $ 39,710
       SHORT-TERM INTEREST-BEARING DEPOSITS                       --           --        1,230
       PROCEEDS RECEIVABLES RELATING PUBLIC OFFERING          13,932           --           --
       TRADE ACCOUNTS RECEIVABLE:
          RELATED PARTIES                                     13,785        8,928       13,625
          OTHERS                                              26,513       16,708       17,873
       OTHER RECEIVABLES                                       1,260       12,807        5,425
       INVENTORIES                                            35,431       33,149       34,763
       OTHER CURRENT ASSETS                                    1,040        1,737        1,473
                                                            --------     --------     --------
             TOTAL CURRENT ASSETS                            134,561      135,075      114,099
                                                            --------     --------     --------

    PROPERTY AND EQUIPMENT, NET                              494,361      527,388      539,292
                                                            --------     --------     --------

    INTANGIBLE ASSETS, NET                                    36,386       49,291       44,981
                                                            --------     --------     --------

    OTHER ASSETS , NET                                         1,286        1,457        1,346
                                                            ========     ========     ========

             TOTAL ASSETS                                   $666,594     $713,211     $699,718
                                                            ========     ========     ========

LIABILITIES AND SHAREHOLDERS' EQUITY

    CURRENT LIABILITIES
       CURRENT MATURITIES OF CONVERTIBLE DEBENTURES         $  7,340     $  6,522     $  6,632
       TRADE ACCOUNTS PAYABLE                                 39,480       59,687       55,128
       OTHER CURRENT LIABILITIES                              20,041       15,354       22,096
                                                            --------     --------     --------
             TOTAL CURRENT LIABILITIES                        66,861       81,563       83,856

    LONG-TERM DEBT FROM BANKS                                362,162      355,138      356,947

    DEBENTURES                                               116,865       61,657       62,175

    LONG-TERM CUSTOMERS' ADVANCES                             36,072       50,004       46,042

    OTHER LONG-TERM LIABILITIES                               15,397       15,547       17,708
                                                            --------     --------     --------

             TOTAL LIABILITIES                               597,357      563,909      566,728
                                                            --------     --------     --------

    SHAREHOLDERS' EQUITY                                      69,237      149,302      132,990
                                                            ========     ========     ========

             TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY     $666,594     $713,211     $699,718
                                                            ========     ========     ========

SEE NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS.

                                     - 1 -

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS
          (dollars in thousands, except share data and per share data)

                                                  NINE MONTHS ENDED            THREE MONTHS ENDED         YEAR ENDED
                                                    SEPTEMBER 30,                 SEPTEMBER 30,          DECEMDER 31,
                                              ------------------------      ------------------------      ---------
                                                 2007           2006           2007           2006           2006
                                              ---------      ---------      ---------      ---------      ---------
                                                     (UNAUDITED)                   (UNAUDITED)
                                              ------------------------      ------------------------

REVENUES                                      $ 169,235      $ 131,933      $  56,569      $  51,503      $ 187,438

COST OF SALES                                   211,130        194,666         68,252         68,244        267,390
                                              ---------      ---------      ---------      ---------      ---------

       GROSS LOSS                               (41,895)       (62,733)       (11,683)       (16,741)       (79,952)
                                              ---------      ---------      ---------      ---------      ---------

OPERATING COSTS AND EXPENSES

    RESEARCH AND DEVELOPMENT                     10,253         11,107          3,301          4,179         14,984
    MARKETING, GENERAL AND ADMINISTRATIVE        22,929         18,106          7,753          7,308         24,512
                                              ---------      ---------      ---------      ---------      ---------

                                                 33,182         29,213         11,054         11,487         39,496
                                              =========      =========      =========      =========      =========

       OPERATING LOSS                           (75,077)       (91,946)       (22,737)       (28,228)      (119,448)

FINANCING EXPENSE, NET                          (30,249)       (37,957)       (10,695)       (12,382)       (48,148)

GAIN ON DEBT RESTRUCTURING                           --         80,071             --         80,071         80,071

OTHER INCOME, NET                                    73            597             --              6            597
                                              ---------      ---------      ---------      ---------      ---------

            INCOME (LOSS) FOR THE PERIOD      $(105,253)     $ (49,235)     $ (33,432)     $  39,467      $ (86,928)
                                              =========      =========      =========      =========      =========

BASIC EARNING (LOSS) PER ORDINARY SHARE

    EARNING (LOSS) PER SHARE                  $   (0.90)     $   (0.63)     $   (0.27)     $    0.46      $   (1.05)
                                              =========      =========      =========      =========      =========

    INCOME (LOSS) USED TO COMPUTE
       BASIC EARNING (LOSS) PER SHARE          (105,253)       (49,235)       (33,432)        39,467        (86,928)
                                              =========      =========      =========      =========      =========

    WEIGHTED AVERAGE NUMBER OF ORDINARY
       SHARES OUTSTANDING - IN THOUSANDS        117,084         78,607        123,970         85,087         82,581
                                              =========      =========      =========      =========      =========

DILUTED EARNING (LOSS) PER ORDINARY SHARE

    EARNING (LOSS) PER SHARE                  $   (0.90)     $   (0.63)     $   (0.27)     $    0.30      $   (1.05)
                                              =========      =========      =========      =========      =========

    INCOME (LOSS) USED TO COMPUTE
       DILUTED EARNING (LOSS) PER SHARE        (105,253)       (49,235)       (33,432)        41,433        (86,928)
                                              =========      =========      =========      =========      =========

    WEIGHTED AVERAGE NUMBER OF ORDINARY
       SHARES OUTSTANDING - IN THOUSANDS        117,084         78,607        123,970        139,214         82,581
                                              =========      =========      =========      =========      =========

SEE NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS.

                                     - 2 -

                            TOWER SEMICONDUCTOR LTD.
             STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)
          (dollars in thousands, except share data and per share data)

                                                                                                                     EQUITY
                                                                                                                    COMPONENT
                                                                                                                       OF
                                                                                                                   CONVERTIBLE
                                                                                                                    DEBENTURES
                                                                                                                       AND
                                                             ORDINARY SHARES            ADDITIONAL                 CUMULATIVE
                                                       ---------------------------       PAID-IN        CAPITAL    STOCK BASED    ACCUMULATED     TREASURY
                                                         SHARES          AMOUNT          CAPITAL         NOTES     COMPENSATION    DEFICIT          STOCK           TOTAL
                                                       -----------     -----------     -----------     ---------     --------     ----------      ---------      -----------

     BALANCE - JANUARY 1, 2007                         102,052,767     $    24,187     $   564,580     $ 176,401     $ 23,576     $ (646,682)     $  (9,072)     $   132,990

CHANGES DURING THE NINE-MONTH PERIOD (UNAUDITED):

ISSUANCE OF SHARES AND WARRANTS                         22,705,598           5,398          28,345                                                                    33,743
CONVERSION OF CONVERTIBLE DEBENTURES INTO SHARES           549,184             131             523                       (240)                                           414
EMPLOYEE STOCK-BASED COMPENSATION                                                                                       5,977                                          5,977
EXERCISE OF SHARE OPTIONS                                   26,124               5              30                                                                        35
STOCK-BASED COMPENSATION (SEE NOTE 3C)                                                       1,331                                                                     1,331
LOSS FOR THE PERIOD                                                                                                                 (105,253)                       (105,253)
                                                       -----------     -----------     -----------     ---------     --------     ----------      ---------      -----------
     BALANCE - SEPTEMBER 30, 2007 (UNAUDITED)          125,333,673     $    29,721     $   594,809     $ 176,401     $ 29,313     $ (751,935)     $  (9,072)     $    69,237
                                                       ===========     ===========     ===========     =========     ========     ==========      =========      ===========

     BALANCE - JANUARY 1, 2006                          68,232,056          16,548         522,237                        (26)      (559,754)        (9,072)         (30,067)

CHANGES DURING THE NINE-MONTH PERIOD (UNAUDITED):

ISSUANCE OF SHARES AND WARRANTS                          3,910,514             842           6,933                                                                     7,775
EQUITY COMPONENT OF CONVERTIBLE DEBENTURES                                                                             27,985                                         27,985
CONVERSION OF CONVERTIBLE DEBENTURES INTO SHARES        14,931,280           3,273          13,039                     (6,920)                                         9,392
EMPLOYEE STOCK-BASED COMPENSATION                                                                                       2,355                                          2,355
EXERCISE OF WARRANTS                                       350,000              81             469                                                                       550
STOCK-BASED COMPENSATION RELATED TO
   THE FACILITY AGREEMENT WITH THE BANKS                                                     4,146                                                                     4,146
CAPITAL NOTES                                                                                            176,401                                                     176,401
LOSS FOR THE PERIOD                                                                                                                  (49,235)                        (49,235)
                                                       -----------     -----------     -----------     ---------     --------     ----------      ---------      -----------
     BALANCE - SEPTEMBER 30, 2006 (UNAUDITED)           87,423,850     $    20,744     $   546,824     $ 176,401     $ 23,394     $ (608,989)     $  (9,072)     $   149,302
                                                       ===========     ===========     ===========     =========     ========     ==========      =========      ===========

     BALANCE - JULY 1, 2007                            123,495,958          29,283         586,265       176,401       27,700       (718,503)        (9,072)          92,074

CHANGES DURING THE THREE-MONTH PERIOD (UNAUDITED):

ISSUANCE OF SHARES AND WARRANTS                          1,782,610             425           7,161                                                                     7,586
CONVERSION OF CONVERTIBLE DEBENTURES INTO SHARES            50,356              12              48                        (23)                                            37
EMPLOYEE STOCK-BASED COMPENSATION                                                                                       1,636                                          1,636
EXERCISE OF OPTIONS                                          4,749               1               4                                                                         5
STOCK-BASED COMPENSATION (SEE NOTE 3C)                                                       1,331                                                                     1,331
LOSS FOR THE PERIOD                                                                                                                  (33,432)                        (33,432)
                                                       -----------     -----------     -----------     ---------     --------     ----------      ---------      -----------
     BALANCE - SEPTEMBER 30, 2007 (UNAUDITED)          125,333,673     $    29,721     $   594,809     $ 176,401     $ 29,313     $ (751,935)     $  (9,072)     $    69,237
                                                       ===========     ===========     ===========     =========     ========     ==========      =========      ===========

     BALANCE - JULY 1, 2006                             85,768,622          20,366         540,885            --       20,381       (648,456)        (9,072)         (75,896)

CHANGES DURING THE THREE-MONTH PERIOD (UNAUDITED):

ISSUANCE OF SHARES                                         472,438             105             580                                                                       685
EQUITY COMPONENT OF CONVERTIBLE DEBENTURES                                                                              1,624                                          1,624
CONVERSION OF CONVERTIBLE DEBENTURES INTO SHARES           832,790             192             744                       (385)                                           551
EMPLOYEE STOCK-BASED COMPENSATION                                                                                       1,774                                          1,774
EXERCISE OF WARRANTS                                       350,000              81             469                                                                       550
STOCK-BASED COMPENSATION RELATED TO
   THE FACILITY AGREEMENT WITH THE BANKS                                                     4,146                                                                     4,146
CAPITAL NOTES                                                                                            176,401                                                     176,401
INCOME FOR THE PERIOD                                                                                                                 39,467                          39,467
                                                       -----------     -----------     -----------     ---------     --------     ----------      ---------      -----------
     BALANCE - SEPTEMBER 30, 2006 (UNAUDITED)           87,423,850     $    20,744     $   546,824     $ 176,401     $ 23,394     $ (608,989)     $  (9,072)     $   149,302
                                                       ===========     ===========     ===========     =========     ========     ==========      =========      ===========

     BALANCE - JANUARY 1, 2006                          68,232,056     $    16,548     $   522,237     $      --     $    (26)    $ (559,754)     $  (9,072)     $   (30,067)

CHANGES DURING 2006 :

ISSUANCE OF SHARES AND WARRANTS                         16,729,145           3,860          23,038                                                                    26,898
EQUITY COMPONENT OF CONVERTIBLE DEBENTURES                                                                             27,997                                         27,997
CONVERSION OF CONVERTIBLE DEBENTURES INTO SHARES        16,734,316           3,696          14,681                     (7,758)                                        10,619
EMPLOYEE STOCK-BASED COMPENSATION                                                                                       3,363                                          3,363
EXERCISE OF OPTIONS                                          7,250               2               9                                                                        11
EXERCISE OF WARRANTS                                       350,000              81             469                                                                       550
Stock-based compensation related to
   THE FACILITY AGREEMENT WITH THE BANKS                                                     4,146                                                                     4,146
CAPITAL NOTES                                                                                            176,401                                                     176,401
LOSS FOR THE YEAR                                                                                                                    (86,928)                        (86,928)
                                                       -----------     -----------     -----------     ---------     --------     ----------      ---------      -----------
     BALANCE - DECEMBER 31, 2006                       102,052,767     $    24,187     $   564,580     $ 176,401     $ 23,576     $ (646,682)     $  (9,072)     $   132,990
                                                       ===========     ===========     ===========     =========     ========     ==========      =========      ===========

SEE NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS.

                                     - 3 -

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
          (dollars in thousands, except share data and per share data)

                                                                                  NINE MONTHS ENDED             THREE MONTHS ENDED         YEAR ENDED
                                                                                     SEPTEMBER 30,                 SEPTEMBER 30,          DECEMBER 31,
                                                                               ------------------------      ------------------------      ---------
                                                                                  2007           2006           2007           2006           2006
                                                                               ---------      ---------      ---------      ---------      ---------
                                                                                      (UNAUDITED)                  (UNAUDITED)
                                                                               ------------------------      ------------------------

CASH FLOWS - OPERATING ACTIVITIES

   INCOME (LOSS) FOR THE PERIOD                                                $(105,253)     $ (49,235)     $ (33,432)     $  39,467      $ (86,928)
   ADJUSTMENTS TO RECONCILE LOSS FOR THE PERIOD
     TO NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES:
       INCOME AND EXPENSE ITEMS NOT INVOLVING CASH FLOWS:
         DEPRECIATION AND AMORTIZATION                                           120,048        124,655         37,718         42,064        170,816
         EFFECT OF INDEXATION AND TRANSLATION ON DEBENTURES                        3,883          2,500          3,705          1,404          2,569
         WRITE DOWN OF CUSTOMER ADVANCE                                           (3,000)            --         (3,000)            --             --
         OTHER INCOME, NET                                                           (73)          (597)            --             (6)          (597)
         GAIN ON DEBT RESTRUCTURING                                                   --        (80,071)            --        (80,071)       (80,071)
       CHANGES IN ASSETS AND LIABILITIES:
          DECREASE (INCREASE) IN TRADE ACCOUNTS RECEIVABLE                        (8,800)        (8,860)         5,178         (4,010)       (14,722)
         DECREASE (INCREASE) IN OTHER RECEIVABLES AND OTHER CURRENT ASSETS         3,180         (9,496)         1,804         (7,640)        (2,662)
         DECREASE (INCREASE) IN INVENTORIES                                       (1,929)       (12,449)         1,000         (3,526)       (14,064)
         INCREASE (DECREASE) IN TRADE ACCOUNTS PAYABLE                             8,711         (3,583)        (8,409)        (6,064)        (4,734)
         INCREASE (DECREASE) IN OTHER CURRENT LIABILITIES                         (2,402)         3,736         (1,309)         1,623          6,551
         INCREASE (DECREASE) IN OTHER LONG-TERM LIABILITIES                         (172)        (1,752)           606            (73)        (3,285)
                                                                               ---------      ---------      ---------      ---------      ---------
                                                                                  14,193        (35,152)         3,861        (16,832)       (27,127)
         DECREASE IN LONG-TERM CUSTOMERS' ADVANCES, NET                           (1,222)        (1,504)          (300)          (690)        (2,306)
                                                                               ---------      ---------      ---------      ---------      ---------
           NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                    12,971        (36,656)         3,561        (17,522)       (29,433)
                                                                               ---------      ---------      ---------      ---------      ---------

CASH FLOWS - INVESTING ACTIVITIES

   DECREASE IN DESIGNATED CASH, SHORT-TERM AND LONG-TERM
      INTEREST-BEARING DEPOSITS, NET                                                  --         31,661             --          2,909         31,661
   INVESTMENTS IN PROPERTY AND EQUIPMENT                                         (67,827)      (109,772)       (18,039)       (77,085)      (161,187)
   INVESTMENT GRANTS RECEIVED                                                      1,568          4,489            131          1,191          5,219
   PROCEEDS RELATED TO SALE AND DISPOSAL OF PROPERTY AND EQUIPMENT                    89            600             --              9            600
   INVESTMENTS IN OTHER ASSETS                                                      (911)        (4,168)            --           (618)        (5,074)
   DECREASE (INCREASE) IN SHORT-TERM INTEREST-BEARING DEPOSITS                     1,230             --             --             --         (1,230)
                                                                               ---------      ---------      ---------      ---------      ---------
           NET CASH USED IN INVESTING ACTIVITIES                                 (65,851)       (77,190)       (17,908)       (73,594)      (130,011)
                                                                               ---------      ---------      ---------      ---------      ---------

CASH FLOWS - FINANCING ACTIVITIES

   PROCEEDS FROM ISSUANCE OF  DEBENTURES AND WARRANTS, NET                        37,410         58,797         37,410         36,937         58,766
   PROCEEDS FROM LONG-TERM DEBT                                                       --         15,384             --          6,794         18,295
   REPAYMENT OF LONG-TERM DEBT                                                    (1,125)            --         (1,125)            --             --
   PROCEEDS FROM ISSUANCE OF ORDINARY SHARES AND WARRANTS, NET                    26,538             --            (66)            --         20,673
   PROCEEDS ON ACCOUNT OF A WARRANT                                                   --            550             --            550            550
   PROCEEDS ON ACCOUNT OF SHARE CAPITAL                                               --        100,000             --        100,000        100,000
   REPAYMENT OF DEBEBNTURE                                                        (7,088)        (6,476)            --             --         (6,476)
   PROCEEDS FROM EXERCISE OF SHARE OPTIONS                                            35             --              5             --              9
                                                                               ---------      ---------      ---------      ---------      ---------
           NET CASH PROVIDED BY FINANCING ACTIVITIES                              55,770        168,255         36,224        144,281        191,817
                                                                               =========      =========      =========      =========      =========

       INCREASE  IN CASH AND CASH EQUIVALENTS                                      2,890         54,409         21,877         53,165         32,373
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD                                   39,710          7,337         20,723          8,581          7,337
                                                                               ---------      ---------      ---------      ---------      ---------

       CASH AND CASH EQUIVALENTS - END OF PERIOD                               $  42,600      $  61,746      $  42,600      $  61,746      $  39,710
                                                                               =========      =========      =========      =========      =========

NON-CASH ACTIVITIES

   INVESTMENTS IN PROPERTY AND EQUIPMENT                                       $  15,313         32,952          7,817         26,562      $  42,575
                                                                               =========      =========      =========      =========      =========
   STOCK-BASED COMPENSATION RELATED TO
     THE FACILITY AGREEMENT WITH THE BANKS                                     $      --          4,146             --          4,146      $   4,146
                                                                               =========      =========      =========      =========      =========
   STOCK-BASED COMPENSATION (SEE NOTE 3C)                                      $   1,331             --          1,331             --      $      --
                                                                               =========      =========      =========      =========      =========
   INVESTMENTS IN OTHER ASSETS                                                 $      --             --             --             --      $     433
                                                                               =========      =========      =========      =========      =========
   CONVERSION OF LONG-TERM LIABILITY IN RESPECT OF CUSTOMERS' ADVANCES
     TO SHARE CAPITAL                                                          $   6,414          5,972          2,709            685      $   7,621
                                                                               =========      =========      =========      =========      =========
   PROCEEDS RECEIVABLES RELATED PUBLIC OFFERING                                $  13,932             --         13,932             --      $      --
                                                                               =========      =========      =========      =========      =========
   CONVERSION OF CONVERTIBLE DEBENTURES TO SHARE CAPITAL                       $     414          9,392             37            551      $  10,619
                                                                               =========      =========      =========      =========      =========
   CONVERSION OF LONG TERM DEBT TO CAPITAL NOTES                               $      --         76,401             --         76,401      $  76,401
                                                                               =========      =========      =========      =========      =========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

   CASH PAID DURING THE PERIOD FOR INTEREST                                    $  19,600      $  28,611      $   6,224      $   7,819      $  35,008
                                                                               =========      =========      =========      =========      =========
   CASH PAID DURING THE PERIOD FOR INCOME TAXES                                $      43      $     126      $      18      $      70      $     134
                                                                               =========      =========      =========      =========      =========

SEE NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS.

                                     - 4 -

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                  FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2007
          (dollars in thousands, except share data and per share data)

NOTE 1 - GENERAL

     A.   BASIS FOR PRESENTATION

          (1)  The unaudited condensed interim consolidated financial statements as of September 30, 2007 and for the nine months then ended
               ("interim financial statements") of Tower Semiconductor Ltd. and subsidiary ("the Company") should be read in conjunction with the audited consolidated financial statements of the Company as of
               December 31, 2006 and for the year then ended, including the notes thereto. In the opinion of management, the interim
               financial statements include all adjustments necessary for a fair presentation of the financial position and results of operations as of the date and for the interim periods presented. The results of operations for the interim periods are not necessarily
               indicative of the results to be expected on a full-year basis.

          (2)  The interim financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP") in Israel
               ("Israeli GAAP"). The interim financial statements differ in certain respects from GAAP in the United States of America ("U.S.
               GAAP"), as indicated in Note 4. The accounting principles applied in the preparation of these interim financial statements are consistent with those principles applied in the preparation of the most recent annual audited financial statements, except for the accounting principles detailed in paragraph 3 below.

          (3)  RECENT ACCOUNTING PRONOUNCEMENTS BY THE ISRAELI ACCOUNTING
               STANDARDS BOARD

               A.   ACCOUNTING STANDARD NO. 29 "ADOPTION OF INTERNATIONAL
                    FINANCIAL REPORTING STANDARDS"

                    In July 2006, the Israeli Accounting Standards Board
                    published Accounting Standard No. 29 - "Adoption of
                    International Financial Reporting Standards" - IFRS ("the
                    Standard"). According to the Standard, an entity subject to the Israeli Securities Law and authoritative regulations
                    thereunder, excluding foreign corporations, that do not
                    prepare their financial statements in accordance with
                    Israeli GAAP, as defined by the Israeli Securities Law will be required to prepare financial statements in accordance
                    with the IFRS and related interpretations published by the
                    International Accounting Standards Board, for the reporting periods commencing January 1, 2008, including interim
                    periods.

                                     - 5 -

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                  FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2007
          (dollars in thousands, except share data and per share data)

NOTE 1 - GENERAL (CONT.)

     A.   BASIS FOR PRESENTATION (CONT.)

          (3)  RECENT ACCOUNTING PRONOUNCEMENTS BY THE ISRAELI ACCOUNTING
               STANDARDS BOARD (CONT.)

               A.   ACCOUNTING STANDARD NO. 29 "ADOPTION OF INTERNATIONAL
                    FINANCIAL REPORTING STANDARDS" (CONT.)

                    An entity adopting IFRS as of January 1, 2008 and electing to report comparative figures in accordance with the IFRS
                    for only 2007, will be required to prepare opening
                    balance-sheet amounts as of January 1, 2007 based on the
                    IFRS. Reporting in accordance with the IFRS will be carried out based on the provisions of IFRS No. 1, "First-time
                    Adoption of IFRS Standards", which establishes guidance on implementing and transitioning from financial reporting
                    based on domestic national accounting standards to reporting in accordance with IFRS. IFRS No. 1 supersedes the
                    transitional provisions established in other IFRSs
                    (including those established in former domestic national
                    accounting standards), stating that all IFRSs should be
                    adopted retroactively for the opening balance-sheet amounts.
                    Nevertheless, IFRS No. 1 grants exemptions on certain issues by allowing the alternative of not applying the retroactive application in respect thereof.

                    The Company, which as a dual listed company can
                    alternatively choose to adopt the US GAAP, is currently in the process of examining the effect of the transition to
                    IFRS or to US GAAP on the Company's financial position and results of operations, and has not yet made any decision in this regard.

               B.   ACCOUNTING STANDARD NO. 26 "INVENTORY"

                    In August 2006, the Israeli Accounting Standards Board
                    published Accounting Standard No. 26 - "Inventory" ("the
                    Standard"), which outlines the accounting treatment for
                    inventory. The Standard applies to all types of inventory, other than building earmarked for sale and addressed by
                    Accounting Standard No.2 ("Construction of Buildings for
                    Sale"), inventory of work in progress stemming from
                    performance contracts, addressed by Accounting Standard No.4
                    ("Work Based on Performance Contract"), financial
                    instruments and biological assets relating to agricultural activity and agricultural production during harvest.

                    The Standard applies to financial statements covering
                    periods beginning January 1, 2007 and onwards and should be implemented retroactively.

                    The Standard did not affect the Company's financial
                    position, results of operations and cash flows.

                                     - 6 -

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                  FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2007
          (dollars in thousands, except share data and per share data)

NOTE 1 - GENERAL (CONT.)

     A.   BASIS FOR PRESENTATION (CONT.)

          (3)  RECENT ACCOUNTING PRONOUNCEMENTS BY THE ISRAELI ACCOUNTING
               STANDARDS BOARD (CONT.)

               C.   ACCOUNTING STANDARD NO. 27 "FIXED ASSETS"

                    In September 2006, the Israeli Accounting Standards Board
                    published Accounting Standard No. 27 ("the Standard"), which establishes the accounting treatment for fixed assets,
                    including recognition of assets, determination of their book value, related depreciation, losses from impairment as well as the disclosure required in the financial statements. The
                    Standard states that a fixed-asset item will be measured at the initial recognition date at cost. The cost should also include the initial estimate of costs required to dismantle and remove the item.

                    Following the initial recognition, the Standard permits the entity to implement in its accounting policy the measurement of the fixed assets by the cost method or by revaluation so long as this policy is implemented in regard to all the
                    items in that group.

                    Under the cost method, an item will be presented at cost
                    less accumulated depreciation net book value, less
                    accumulated impairment losses.

                    Under the revaluation method, an item whose fair value can be measured reliably will be presented at its estimated
                    amount, which equals its fair value at the revaluation date, net of depreciation accumulated subsequently and less
                    accumulated impairment losses. A resulting increase in an
                    asset's value due to the revaluation should be allocated
                    directly to shareholders' equity ("revaluation reserve").

                    The Standard applies to financial statements covering
                    periods beginning January 1, 2007 and onwards and is
                    implemented retroactively. The Standard did not affect the
                    Company's financial position or results of operations,
                    except for reclassification in the balance sheet and cash
                    flows report of spare parts from inventory to fixed assets.

                    In April 2007, the Israeli Accounting Standard Board
                    published Standard No. 28 that amends Standard No. 27 to
                    allow, at transition, the exemptions allowed under IFRS 1
                    regarding fixed assets.

                    The Standard did not affect the Company's financial
                    position, results of operations and cash flows.

                                     - 7 -

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                  FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2007
          (dollars in thousands, except share data and per share data)

NOTE 1 - GENERAL (CONT.)

     A.   BASIS FOR PRESENTATION (CONT.)

          (3)  RECENT ACCOUNTING PRONOUNCEMENTS BY THE ISRAELI ACCOUNTING
               STANDARDS BOARD (CONT.)

               D.   ACCOUNTING STANDARD NO. 23, "ACCOUNTING FOR TRANSACTIONS
                    BETWEEN AN ENTITY AND A CONTROLLING PARTY"

                    In December 2006 the Israeli Accounting Standards Board
                    published Accounting Standard No. 23, "Accounting for
                    Transactions between an Entity and a Controlling Party ("the
                    Standard"). The Standard applies to entities subject to the
                    Israeli Securities Law-1968. The Standard establishes the
                    requirements for accounting for transactions between an
                    entity and its controlling party which involve the
                    disposition of an asset, the taking on of a liability,
                    reimbursement or debt concession, and the receiving of
                    loans. The Standard does not apply to business combinations under common control. The Standard stipulates that
                    transactions between an entity and a controlling party will be measured based on fair value; transactions which in
                    nature are owner investments should be reported directly in equity and not be recognized in the controlled entity's
                    profit and loss; the differences between the consideration set in transactions between an entity and a controlling
                    party and their fair value will be allocated directly to
                    equity; and current and deferred taxes pertaining to the
                    items allocated to equity due to transactions with
                    controlling parties will be allocated directly to equity as well.

                    The Standard applies to transactions between an entity and a controlling party taking place subsequent to January 1, 2007 and for loans granted by or given to a controlling party
                    prior to the Standard's coming into effect, starting on the
                    Standard's effective date.

                    The Standard did not affect the Company's financial
                    position, results of operations and cash flows.

               E.   ACCOUNTING STANDARD NO. 30 - "INTANGIBLE ASSETS"

                    In March 2007, The Israeli Accounting Standards Board
                    published Accounting Standard No. 30, "Intangible Assets"
                    ("the Standard"), which sets the accounting treatment for
                    intangible assets that are not covered by any other
                    standard, as well as the disclosure requirements in the
                    financial statements for the entity's intangible assets.

                                     - 8 -

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                  FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2007
          (dollars in thousands, except share data and per share data)

NOTE 1 - GENERAL (CONT.)

     A.   BASIS FOR PRESENTATION (CONT.)

          (3)  RECENT ACCOUNTING PRONOUNCEMENTS BY THE ISRAELI ACCOUNTING
               STANDARDS BOARD (CONT.)

               E.   ACCOUNTING STANDARD NO. 30 - "INTANGIBLE ASSETS" (CONT.)

                    According to the Standard:

                    An intangible asset shall be measured initially at cost.

                    Expenditures arising from research (or from the research
                    phase of an internal project) shall not be recognized as an asset and should be expensed when incurred. An intangible
                    asset arising from development (or from the development
                    phase of an internal project) shall be recognized if, and
                    only if, the criteria for recognition as an intangible asset in the Standard are met. Expenditure on an intangible item that was not recognized initially, shall not be recognized as part of the cost of an intangible asset at a later date.

                    After initial recognition, an entity may choose to measure an intangible asset at its cost less any accumulated
                    amortization and any accumulated impairment losses, or for an intangible asset that has an active market, as defined in the Standard, the intangible asset may be carried at a
                    revalued amount, being its fair value at the date of the
                    revaluation less any subsequent accumulated amortization and any subsequent accumulated impairment losses. An entity
                    shall assess whether the useful life of an intangible asset is finite or indefinite. The amortization of an intangible asset with a finite useful life shall be over its useful
                    life using a systematic basis. An intangible asset with an indefinite useful life shall not be amortized. Instead, an entity is required to test an intangible asset with an
                    indefinite useful life for impairment by comparing its
                    recoverable amount with its carrying amount annually, or
                    whenever there is an indication that the intangible asset
                    maybe impaired.

                    This Standard shall apply to financial statements for annual periods beginning on or after January 1, 2007.

                    The Standard did not affect the Company's financial
                    position, results of operations and cash flows.

          (4)  Certain amounts in prior years' financial statements have been reclassified in order to conform to 2007 presentation.

                                     - 9 -

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                  FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2007
          (dollars in thousands, except share data and per share data)

NOTE 1 - GENERAL (CONT.)

     A.   BASIS FOR PRESENTATION (CONT.)

          (5)  During the second quarter of 2007, the Company reassessed the estimated useful lives of its machinery and equipment and as a result, with effect from April 1, 2007, machinery and equipment is to be depreciated over estimated useful lives of 7 years rather than 5 years as estimated prior to such date. The change reflects the Company's best estimate of the useful lives of its equipment and was also based on experience accumulated from Fab 1 and on recent trends in industry practices. The Company believes that the change better reflects the economics associated with the ownership of the equipment. This change has been accounted for as a change in estimate and was applied prospectively.

     B.   ESTABLISHMENT AND OPERATIONS OF NEW FABRICATION FACILITY ("FAB 2")

          In 2001, the Company's Board of Directors approved the establishment of the Company's second wafer fabrication facility in Israel ("Fab
          2"). In Fab 2, the Company manufactures semiconductor integrated circuits on silicon wafers in geometries of 0.18 to 0.13 micron on
          200-millimeter wafers. In connection with the establishment, equipping and financing of Fab 2, the Company has entered into several related agreements and other arrangements and since 2001 has completed public and private financing transactions. For additional information, see
          Note 11A to the 2006 audited consolidated financial statements.

          The Fab 2 project is a complex undertaking, which entails substantial risks and uncertainties. For further details concerning the Fab 2 project and related agreements, some of which were amended several times, see Note 11A to the 2006 audited consolidated financial statements.

                                     - 10 -

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                  FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2007
          (dollars in thousands, except share data and per share data)

NOTE 1 - GENERAL (CONT.)

     C.   FINANCING OF THE COMPANY'S ONGOING OPERATIONS

          In recent years, the Company has experienced significant recurring losses, recurring negative cash flows from operating activities and an increasing accumulated deficit. The Company is working in various ways to mitigate its financial difficulties and among them are the following:

          Since the second half of 2005, the Company increased its customer base, mainly in Fab 2, modified its organizational structure to better address its customers and its market positioning, increased its sales and its EBITDA, reduced its losses, increased its capacity level , utilization rates and raised funds (see Note 3 below and Notes 12C(2);
          12I; 12J; and 12K to the 2006 audited consolidated financial statements) and restructured its bank debt (see Note 11A(6) to the
          2006 audited consolidated financial statements).

          In March 2006, the board of directors of the Company approved a plan to ramp up Fab 2's capacity to approximately 24,000 wafers per month in order to help meet customer needs and product qualification needs, based on its customer pipeline and reinforced by forecasted market conditions. This plan was completed as of the balance sheet date.

          For details regarding the financing efforts of the ramp-up plan to reach capacity of 24,000 wafers per month, including the definitive amendment to the Company's facility agreement with two leading Israeli banks ("Banks") for the restructuring of its debt and the securities purchase agreement with Israel Corporation Ltd. ("TIC") according to which TIC invested $100,000 in the Company, which both closed in
          September 2006, see Notes 11A(6) and 11A(4) to the 2006 audited consolidated financial statements.

          For further ramp up and financing plan to reach capacity beyond the
          24,000 wafers per month, see below Note 3B and 3C.

          Further, the Company continues to examine alternatives for additional funding sources in order to further ramp-up the equipping of Fab2.

                                     - 11 -

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                  FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2007
          (dollars in thousands, except share data and per share data)

NOTE 2 - INVENTORIES

     Inventories consist of the following (*):

                             September 30,     December 31,
                         -------------------     -------
                           2007        2006        2006
                         -------     -------     -------
                            (unaudited)

     Raw materials       $11,323     $10,098     $11,234
     Work in process      23,663      22,277      22,884
     Finished goods          445         774         645
                         -------     -------     -------
                         $35,431     $33,149     $34,763
                         =======     =======     =======

     (*)  Net of aggregate write downs to net realizable value of $2,013, $2,543 and $6,707 as of September 30, 2007, September 30, 2006 and December
          31, 2006, respectively.

NOTE 3 - RECENT DEVELOPMENTS

     A.   MARCH 2007 PRIVATE PLACEMENT IN THE US - In March 2007, the Company
          completed a private placement of its securities in which it sold ordinary shares and warrants for the purchase of ordinary shares, raising a total of approximately $29,000 in gross proceeds. In the private placement, the Company issued approximately 18.8 million shares, warrants exercisable into approximately 9.4 million shares at an exercise price of $2.04 (subject to possible adjustments under certain circumstances), exercisable until March 15, 2012 ("Series I
          Warrants"), and short-term warrants exercisable into approximately
          18.8 million shares at an exercise price of $1.70, which was identical to the closing price of the Company's Ordinary Shares on the NASDAQ on the trading day immediately prior to the closing of the private placement ("Series II Warrants"), exercisable until December 31, 2007.
          Subject to certain conditions, the Company can compel the exercise of the Series II Warrants if during any 20 out of 30 consecutive trading days the closing price of the Company's shares on NASDAQ exceeds
          $2.12.

          See Note 4F for disclosure of the accounting treatment in accordance with U.S. GAAP.

                                     - 12 -

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                  FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2007
          (dollars in thousands, except share data and per share data)

NOTE 3 - RECENT DEVELOPMENTS (CONT.)

     B.   2007 LONG-TERM BONDS ISSUED IN ISRAEL - In the second half of 2007, the Company consummated a private placement with Israeli institutions of long-term convertible and non-convertible bonds and warrants, by which the Company raised a gross amount of approximately $40,000, to be used for the funding of equipment required for a ramp up plan in
          Fab 2 to increase its capacity to beyond 24,000 wafers per month (see also Note 3C). In the funding, 342 units were sold, each comprised of:
          (i) long-term nonconvertible-bonds, repayable in six equal annual installments between the dates of December 2011 and December 2016, with a face amount of NIS 250,000 (approximately $59.7) and carrying an annual interest rate of 8 percent; (ii) long-term convertible-bonds repayable in December 2012 with a 17.2 NIS conversion price
          (approximately $4.11) with a face amount of NIS 262,500 (approximately
          $62.7), carrying an annual interest of 8 percent, and (iii) 5,800 warrants, each exercisable until 2011, for one Tower ordinary share at a price of $2.04 (approximately 8.54 NIS). The bonds are linked to the
          Israeli Consumer Price Index (CPI) and were issued at 95.5% of par value. The conversion and exercise prices are subject to reduction in certain limited circumstances.

          In September 2007, the Company expanded its series of long-term bonds and warrants, by selling 12,118 units, each comprised of long-term non-convertible bonds, with a face amount of NIS 2,500 (approximately
          $0.62), long-term convertible bonds, with a face amount of NIS 2,625
          (approximately $0.65), and 58 warrants. The bonds were issued at 90%
          of par value. In this expansion, the Company raised gross proceeds of approximately $14,000.

          In accordance with Standard No. 22, the allocation of the gross proceeds to the unit components was based on the relative fair value of each component. The warrants issued have been classified in equity.
          No proceeds were allocated to the equity component of the convertibles debenture as it was determined to be immaterial.

     C.   SEPTEMBER 2007 AGREEMENTS WITH THE COMPANY'S LENDER BANKS AND TIC - In
          September 2007, the Company signed and closed definitive agreements, based on the July letters of intent, with its lender banks, Bank Leumi and Bank Hapoalim, and with Israel Corporation, one of its primary shareholders, providing for credit lines totaling up to $60,000, to be used for the funding of equipment required for a ramp up plan in Fab 2 to increase its capacity to beyond 24,000 wafers per month (see also
          Note 3B). As of September 30, 2007, no amounts were borrowed under these credit lines. Loans under the credit lines will bear interest at an annual rate of 3-month LIBOR plus 3 percent and will be repayable by the earlier of 2 years from the date a loan is borrowed and March
          31, 2010. The Company paid the banks and TIC customary fees, and issued to them an aggregate of approximately 5.4 million warrants with an exercise price of $2.04.

     D.   LONG-TERM CUSTOMERS' ADVANCE - Due to recent changes in one of the
          Company's Wafer Partner's operations and its recent exit of its semiconductor activities, the Company evaluated the balance of long-term customer advances and determined that a write-down of $3,000 in the outstanding amount is appropriate. The remaining balance of long-term customer advances represents the Company's best estimate of the maximum exposure of future utilizations.

                                     - 13 -

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                  FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2007
          (dollars in thousands, except share data and per share data)

NOTE 4 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP

     With regard to the Company's interim financial statements, the material differences between GAAP in Israel and in the U.S. relate to the following.
     See Note 4(I) below for the presentation of the Company's unaudited balance sheet as of September 30, 2007 in accordance with U.S. GAAP.

     A.   RECENT ACCOUNTING PRONOUNCEMENTS BY THE FASB

          SFAS NO. 157, "FAIR VALUE MEASUREMENTS"

          In September 2006, the FASB issued SFAS No. 157, "Fair Value
          Measurements" (SFAS No. 157). The purpose of SFAS No. 157 is to define fair value, establish a framework for measuring fair value, and enhance disclosures about fair value measurements.

          The Company decided to early adopt the provisions of SFAS No. 157 effective January 1, 2007, concurrent with the adoption of FASB 159
          "The Fair Value Option for Financial Assets and Financial Liabilities"
          (SFAS No. 159) see H below.

          Fair Value Measurements on earnings as of September 30, 2007:

                                Significant
                                Unobservable
                                  Inputs
                                 --------

          Derivatives            $ 10,720
          Facility Agreement      358,572
                                 --------

          Total                  $369,262
                                 ========

          Fair Value Measurements Using Significant Unobservable Inputs:

                                                                   Facility
                                                    Derivatives    Agreement      Total
                                                     --------      --------     --------

          Beginning balance                          $ 11,264       357,108     $368,372
          Unrealized gains or losses included in
          earnings                                       (544)        1,464          920
                                                     --------      --------     --------
          Ending balance                             $ 10,720       358,572     $369,292
                                                     ========      ========     ========

                                     - 14 -

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                  FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2007
          (dollars in thousands, except share data and per share data)

NOTE 4 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (CONT.)

     (A)  RECENT ACCOUNTING PRONOUNCEMENTS BY THE FASB (CONT.)

          SFAS NO. 159, "THE FAIR VALUE OPTION FOR FINANCIAL ASSETS AND
          FINANCIAL LIABILITIES"

          In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS No. 159). SFAS
          No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No. 159 is effective for the Company beginning in the first quarter of fiscal year 2008, although earlier adoption is permitted. The Company decided to early adopt the provisions of SFAS No. 159 effective January 1,
          2007, and elected to carry at fair value the Facility agreement, see H below.

          FIN NO. 48. ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

          On July 13, 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement
          No. 109" ("FIN 48"), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires recognition in the financial statements of the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold shall initially and subsequently be measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. Measurement of a tax position that meets the more-likely-than-not recognition threshold shall consider the amounts and probabilities of the outcomes that could be realized upon ultimate settlement using the facts, circumstances, and information available at the reporting date. The provisions of FIN 48 are effective for the
          2007 fiscal year with the cumulative effect of the change in accounting principles recorded as an adjustment to the opening balance of retained earnings. FIN 48 did not have a material effect on the financial condition, results of operations or liquidity of the
          Company.

     B.   PRESENTATION OF NET LONG-TERM LIABILITIES IN RESPECT OF EMPLOYEE
          SEVERANCE PAY

          Under U.S. GAAP, assets and liabilities relating to severance arrangements are to be presented separately and are not to be offset, while according to Israeli GAAP such an offset is required.
          Accordingly, as of September 30, 2007, an amount of $13,495 would be reclassified from other long-term liabilities as long-term investments.

                                     - 15 -

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                  FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2007
          (dollars in thousands, except share data and per share data)

NOTE 4 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (CONT.)

     C.   HEDGING ACTIVITIES IN ACCORDANCE WITH U.S. GAAP (SFAS 133)

          Complying with SFAS 133 as amended and the related interpretations thereon as they apply to the Company's hedging transactions, as of
          September 30, 2007, such transactions would have resulted in: an increase in other long-term investments in the amount of $751; an accumulated other comprehensive loss component of equity balance as of
          September 30, 2007 in the amount of $246 (as of December 31, 2006, an accumulated other comprehensive loss component of equity balance in the amount of $203); and in a decrease of $997 in property and equipment, net as of September 30, 2007.

     D.   ISSUANCE OF DEBENTURES

          Under Accounting Principles Board Opinion No. 14 ("APB 14"), the
          proceeds from the sale of the securities in the Company's January 2002
          Israeli public offering are to be allocated to each of the securities issued based on their relative fair value, while according to Israeli
          GAAP such treatment was not required Complying with APB 14, based on the average market value of each of the components issued in the first three days following their issuance (in January 2002), would have resulted in an increase in shareholders' equity as of the issuance date in the amount of $2,363 (net of $196 related issuance expenses), and a decrease in convertible debentures as of such date in the amount of $2,559. The additional accumulated effect of amortization of the discount on the convertible debentures under U.S. GAAP as of September
          30, 2007 would have been $562. Commencing with the adoption of
          Standard No. 22 in January 2006, allocation of proceeds in a unit, to its components, is based on relative fair values under Israeli GAAP as well as under US GAAP.

          Under US GAAP, convertible debentures have to be evaluated to determine if they contain an embedded derivative that warrant bifurcation. Conversion features embedded in convertible debentures will need to be evaluated as to whether they can be classified as equity based on the criteria established in EITF Issues 00-19 and
          05-2. The Company evaluated the conversion features embedded in its debentures (i.e., sale of convertible debentures in 2002 - "2002 debentures", sale of convertible debentures in 2005 - "2005 debentures", sale of convertible debentures in 2006 - "2006 debentures" and the 2007 long-term bonds issued in Israel - "2007 debentures") and concluded that the conversion feature embedded in the
          2005 and 2006 debentures warrant bifurcation while the conversion feature embedded in the 2002 and 2007 debentures need not be separated.

          2002 DEBENTURES:

          Under US GAAP, the equity component, in the amount of $1,681, classified in equity under Israeli GAAP should have not been separated and was required to be included as part of the carrying amount of the debentures.

                                     - 16 -

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                  FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2007
          (dollars in thousands, except share data and per share data)

NOTE 4 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (CONT.)

     D.   ISSUANCE OF DEBENTURES (CONT.)

          2005 AND 2006 DEBENTURES:

          Under US GAAP, the equity component of the 2005 and 2006 debentures, in the amounts of $12,288 and $6,030 respectively, as of September 30,
          2007, classified as equity under Israeli GAAP were reclassified as liabilities and the conversion features were bifurcated from the debt host and marked to market through earnings. The initial amount allocated to the bifurcated conversion features were determined using the "with and without" method based on the fair value of the embedded derivative prescribed in DIG Issue B6.

          2007 DEBENTURES:

          The accounting treatment under US GAAP is the same as under Israeli
          GAAP.

          All the above would have resulted, as of September 30, 2007, mainly in a decrease in debentures in the amount of $2,077; an increase in the shareholder's equity in the amount of $2,771; and an increase in other assets in the amount of $694. The Company's loss for the nine month period ended September 30, 2007 would have increased in the amounts of
          $5,144.

     E.   ISSUED WARRANTS PRESENTATION

          Under U.S. GAAP, the Company's series 5 warrants were initially recorded as a liability due to the ratchet provision included in them.
          Upon the effective date of the prospectus filed in Israel registering such warrants, the ratchet expired and the series 5 warrants were eligible for equity classification based on the criteria in EITF
          00-19.

          Complying with the above would have resulted as of September 30, 2007 mainly in a decrease in other long-term liabilities and an increase in shareholder's equity in the amount of $2,548. The Company's loss for the nine month period ended September 30, 2007 would have increased in the amounts of $540.

     F.   MARCH 2007 PRIVATE PLACEMENT OF ORDINARY SHARES AND WARRANTS

          Under US GAAP, all components in the private placement should be classified in equity.

     G.   EMPLOYEE STOCK BASED COMPENSATION

          The Company adopted, effective January 1, 2006, SFAS 123R according to which the compensation expense related to employee and directors share option awards would have resulted in an increase in the compensation expenses for the nine month period ending September 30, 2007 in the amount of $908. The Company elected the modified prospective method as its transition method. The adoption of SFAS 123R for US GAAP along with the adoption of Standard No. 24 for Israeli GAAP, decreased the potential differences between US GAAP and Israeli GAAP as they relate to stock based compensation.

                                     - 17 -

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                  FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2007
          (dollars in thousands, except share data and per share data)

NOTE 4 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (CONT.)

     H.   FACILITY AGREEMENT

          Under US GAAP, the debt modification under the Amendment to the
          Company's facility agreement, which closed in September 2006, is considered troubled debt restructuring within the scope of FASB No. 15
          ACCOUNTING BY DEBTORS AND CREDITORS FOR TROUBLED DEBT RESTRUCTURINGS
          which requires the following: (i) the amount considered settled for shares and classified in equity is based on the price per share as quoted at the closing date; (ii) the remaining balance after deduction of the amount used as proceeds for the share issuance in (i) above, will remain outstanding; (iii) a new, lower effective interest rate will be calculated as the interest rate that equates future payments to the outstanding balance; and (iv) no gains or losses are recognized in the current period.

          During the first quarter of 2007, the Company decided to early adopt the provisions of SFAS No. 159 THE FAIR VALUE OPTION FOR FINANCIAL
          ASSETS AND FINANCIAL LIABILITIES. As required by such Standard the
          Company also adopted the provisions of FASB 157 FAIR VALUE
          MEASUREMENTS. The adoption of the Standard is effective January 1,
          2007. According to the Standard the Company can choose to carry at fair value eligible items as defined in the Standard, from the date of early adoption and accordingly the Company decided to apply the fair value option to the facility agreement.

          The effect of applying the fair value option to the facility agreement as of January 1, 2007 was $65,207 which has been recorded as a cumulative effect adjustment to retained earnings (no tax effects have been recorded). The carrying amount of the facility agreement prior to the adoption was $432,430 and immediately after was $367,223. The
          Company reasoned it election of the fair value option for the facility agreement on the fact that the application of FASB 15 to the facility agreement did not reflect the economic benefits that were achieved with the consummation of the amendment to the facility agreement and that the application of the fair value better reflects such benefits.
          Also the adoption of the fair value option will decrease the GAAP difference that currently exists between Israeli GAAP and IFRS vs.US
          GAAP.

                                     - 18 -

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                  FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2007
          (dollars in thousands, except share data and per share data)

NOTE 4 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (CONT.)

     H.   FACILITY AGREEMENT (CONT.)

          Under US GAAP the debt modification under the September 2006 Amendment to the facility agreement is considered to include an embedded derivative that should be separately accounted for. The Company considered the obligation to issue shares as agreed with the Banks and determined that it contains two components: (i) a contingent component and (ii) an uncontingent component. The contingent component is the obligation to issue shares equal to half of the amount of the
          Decreased Amount if the Fourth Quarter 2010 Price is less than $3.49.
          The uncontingent component is the obligation to issue shares equal to half of the Decreased Amount regardless of the Fourth Quarter 2010
          Price. The Company accounted for the uncontingent component as an additional interest expense and calculated the effective interest rate to include such expense. The Company treated the uncontingent component as an embedded derivative that needs to be bifurcated and separately accounted for based on fair value. Initial separation of the embedded derivative will be done using the "with and without"
          method described in DIG Issue B6. Changes in the fair value of the embedded derivative will be included in financing expenses.

          All the above resulted in a decrease of $6,581 in shareholders equity and an increase of the same amount in the long-term loans from the banks as of September 30, 2007. The decrease in shareholders equity includes the cumulative effect as of December 31, 2006, which decreased the accumulated deficit in the amount of $65,207. The
          Company's loss for nine month period ended September 30, 2007 would have decreased in the amounts of $3,696.

                                     - 19 -

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                  FINANCIAL STATEMENTS AS OF SEPTEMBER 30,2007
          (dollars in thousands, except share data and per share data)

NOTE 4 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP (Cont.)

     I.   Balance Sheets in accordance with U.S. GAAP

                                                                     AS OF SEPTEMBER 30, 2007                  AS OF DECEMBER 31, 2006
                                                               ------------------------------------     --------------------------------------
                                                      U.S.        AS PER                    AS PER       AS PER                       AS PER
                                                      GAAP       ISRAELI     ADJUST-         U.S.        ISRAELI       ADJUST-         U.S.
                                                     REMARK       GAAP        MENTS          GAAP         GAAP          MENTS          GAAP
                                                     ------    ---------     --------     ---------     ---------     ---------      ---------

A S S E T S

   CURRENT ASSETS
     CASH AND CASH EQUIVALENTS                                 $  42,600                  $  42,600     $  39,710                    $  39,710
     SHORT-TERM INTEREST-BEARING DEPOSITS                             --                         --         1,230                        1,230
     PROCEEDS RECEIVABLES RELATING PUBLIC OFFERING                13,932                     13,932            --                           --
     TRADE ACCOUNTS RECEIVABLE :
      RELATED PARTIES                                             13,785                     13,785        13,625                       13,625
      OTHERS                                                      26,513                     26,513        17,873                       17,873
     OTHER RECEIVABLES                                             1,260                      1,260         5,425                        5,425
     INVENTORIES                                                  35,431                     35,431        34,763                       34,763
     OTHER CURRENT ASSETS                                          1,040                      1,040         1,473                        1,473
                                                               ---------     --------     ---------     ---------     ---------      ---------
        TOTAL CURRENT ASSETS                                     134,561           --       134,561       114,099            --        114,099
                                                               ---------     --------     ---------     ---------     ---------      ---------

   LONG-TERM INVESTMENTS                               B,C            --       14,246        14,246            --        15,325         15,325
                                                               ---------     --------     ---------     ---------     ---------      ---------

   PROPERTY AND EQUIPMENT, NET                          C        494,361         (997)      493,364       539,292        (1,745)       537,547
                                                               ---------     --------     ---------     ---------     ---------      ---------

   INTANGIBLE ASSETS, NET                                         36,386           --        36,386        44,981            --         44,981
                                                               ---------     --------     ---------     ---------     ---------      ---------

   OTHER ASSETS, NET                                    D          1,286          694         1,980         1,346           834          2,180
                                                               =========     ========     =========     =========     =========      =========

        TOTAL ASSETS                                           $ 666,594     $ 13,943     $ 680,537     $ 699,718     $  14,414      $ 714,132
                                                               =========     ========     =========     =========     =========      =========

LIABILITIES AND
SHAREHOLDERS' EQUITY

   CURRENT LIABILITIES
     CURRENT MATURITIES OF CONVERTIBLE DEBENTURES       D          7,340          166         7,506         6,632           270          6,902
     TRADE ACCOUNTS PAYABLE                                       39,480                     39,480        55,128                       55,128
     OTHER CURRENT LIABILITIES                                    20,041                     20,041        22,096                       22,096
                                                               ---------     --------     ---------     ---------     ---------      ---------
        TOTAL CURRENT LIABILITIES                                 66,861          166        67,027        83,856           270         84,126

   LONG-TERM DEBT FROM BANKS                            H        362,162        6,581       368,743       356,947        75,483        432,430

   DEBENTURES                                           D        116,865       (2,243)      114,622        62,175        21,688         83,863

   LONG-TERM CUSTOMERS' ADVANCES                                  36,072                     36,072        46,042                       46,042

   OTHER LONG-TERM LIABILITIES                         B,E        15,397       10,947        26,344        17,708        10,447         28,155
                                                               ---------     --------     ---------     ---------     ---------      ---------
        TOTAL LIABILITIES                                        597,357       15,451       612,808       566,728       107,888        674,616
                                                               ---------     --------     ---------     ---------     ---------      ---------

   SHAREHOLDERS' EQUITY                                           69,237       (1,508)       67,729       132,990       (93,474)        39,516
                                                               =========     ========     =========     =========     =========      =========

        TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY             $ 666,594     $ 13,943     $ 680,537     $ 699,718     $  14,414      $ 714,132
                                                               =========     ========     =========     =========     =========      =========

                                     - 20 -

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                  FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2007
          (dollars in thousands, except share data and per share data)

NOTE 4 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (CONT.)

     J.   STATEMENTS OF OPERATIONS IN ACCORDANCE WITH U.S. GAAP

          Complying with FASB No. 159 (H above), SFAS 133 (C above), APB 14 (D above) and SFAS 123R (G above) would have resulted in an increase in the loss for the nine-month period ended September 30, 2007 in the amount of $3,692. The loss for the nine-month period ended September
          30, 2006 would have increased in the amount of $82,396 (mainly due to the difference in accounting for the debt modification under Israeli
          GAAP as of September 30, 2006, prior to the early adoption of SFAS 159 effective January 1, 2007 as detailed above). Giving effect to all the above, the loss for the nine-month periods ended September 30, 2007 and 2006 would be $108,945 and $131,631.

          For the cumulative effect adjustment to retained earnings in the amount of $65,207 following the early adoption of SFAS 159, See H above.

     K.   COMPREHENSIVE INCOME (LOSS) IN ACCORDANCE WITH U.S. GAAP (SFAS 130)

          Comprehensive income (loss) represents the change in shareholder's equity during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a reporting period except those resulting from investments by owners and distributions to owners. Other comprehensive income (loss) represents gains and losses that under U.S. GAAP are included in comprehensive income but excluded from net income.
          Following are statements of comprehensive loss in accordance with U.S.
          GAAP:

                                                             Nine months ended
                                                          ------------------------
                                                               September 30,
                                                          ------------------------
                                                             2007           2006
                                                          ---------      ---------
                                                                (unaudited)

          Loss for the period, according to U.S. GAAP
          (see J above)                                   $(108,945)     $(131,631)
          Other comprehensive loss:

          Reclassification of unrealized losses on
          derivatives                                           996            996
          Unrealized gains  on Derivatives                   (1,039)          (130)
                                                          ---------      ---------

          Net comprehensive loss for the period           $(108,988)     $(130,765)
                                                          =========      =========

                                     - 21 -

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                  FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2007
          (dollars in thousands, except share data and per share data)

NOTE 4 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (CONT.)

     L.   LOSS PER SHARE IN ACCORDANCE WITH U.S. GAAP (SFAS 128)

          In accordance with SFAS 128, the basic and diluted loss per share for the nine-month and the three-month periods ended September 30, 2007 would be $0.93 and $0.28, respectively (during the corresponding periods - $1.67 and $0.52, respectively).

     M.   STATEMENTS OF CASH FLOWS IN ACCORDANCE WITH U.S. GAAP (SFAS 95)

          Complying with SFAS 95 would not have materially affected the cash flows of the Company for the nine-month periods ended September 30,
          2007 and 2006.

                                     - 22 -